UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	March 31, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ecosphere Technologies, Inc.
Full Name of Registrant

UltraStrip Systems, Inc.
Former Name if Applicable

3515 S.E. Lionel Terrace
Address of Principal Executive Office (Street and Number)

Stuart, Florida 34997
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

We are unable to timely complete the preparation of our quarterly report on Form 10-QSB because (i) we have not received the required approval from our audit committee, (ii) further changes are needed to the report that reflect our changing business model, and (iii) we are awaiting receipt of $180,000 from our Singapore customer, expected on May 17, 2007, which will affect our current liquidity.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James C. Rushing III	(772)	287-4846
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the quarter ended March 31, 2007 was $48,087 as compared to $679,316 for the same quarter in 2006. Net loss for the quarter ended March 31, 2007 was $2,076,748 as compared to $2,272,010 for the same quarter in 2006. The decrease in net loss is primarily attributable to a decrease in interest expense of $392,794. The decrease in revenue of $631,229 is primarily due to the lack of sales of our robotic systems during the quarter ended March 31, 2007 as compared to the sale of one such system during the same quarter ended March 31, 2006.

Ecosphere Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2007	By:	/s/ JAMES C. RUSHING III
Chief Financial Officer